EXECUTION VERSION

October 15, 2026

CONFIDENTIAL

TO: Motown Acquisition Corp.

Re: Equity Financing Commitment

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger attached hereto as Annex I (as amended, amended and restated, supplemented or otherwise modified from time to time, the "Merger Agreement"), dated as of the date hereof, by and between Penske Automotive Group, Inc., a Delaware corporation (the "Company"), and Motown Acquisition Corp., a Delaware corporation ("Buyer"). Simultaneously herewith, Mitsui & Co., Ltd. ("Co-Investor") is entering into an equity financing commitment letter in substantially the same form as this letter (the "Co-Investor ECL"), pursuant to which Co-Investor has agreed, on the terms and subject to the conditions set forth therein, to fund its equity commitment (the "Co-Investor Commitment") to Buyer. Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement. This equity financing commitment letter (this "Letter Agreement"), by and between Buyer and Penske Corporation, a Delaware corporation ("PC"), shall become effective upon the execution and delivery of the Merger Agreement by the parties thereto. PC and Penske Automotive Holdings Corp., a Delaware corporation and wholly-owned subsidiary of PC ("PAHC"), each hold shares of Company Common Stock that will be treated as Excluded Shares and remain outstanding upon consummation of the Merger in accordance with Section 2.01(b) of the Merger Agreement; PAHC is not a party to, and has no obligation to fund any portion of the Commitment under, this Letter Agreement.

1. Commitment. PC hereby irrevocably commits, subject only to the conditions set forth herein, at Closing to either (a) purchase, directly or indirectly, equity securities of Buyer or (b) make a capital contribution to Buyer, in each case in an aggregate amount in cash in immediately available funds equal to six hundred million dollars ($600,000,000) (such amount, as it may be reduced in accordance with this Section 1, the "Commitment") for the purpose of enabling Buyer to fund, together with the Co-Investor Commitment and the proceeds of the Debt Financing (or, if applicable, any Alternative Financing), the Financing Uses, including all amounts required to be paid by Buyer at Closing pursuant to and in accordance with the Merger Agreement; provided that PC shall not, under any circumstances, be obligated under this Letter Agreement to provide any funds to Buyer (including via purchases of equity securities, capital contributions, other payments or in any other manner) in an amount exceeding the amount of the Commitment. Solely to the extent Buyer does not require the full amount of the Commitment and the Co-Investor Commitment to fund the Financing Uses, the Commitment and the Co-Investor Commitment shall be reduced, ratably between PC and Co-Investor in proportion to the Commitment and the Co-Investor Commitment, respectively, to the amount, in the aggregate, that suffices to satisfy in full the Financing

Uses as and when due; provided, that (i) following such reduction, Buyer will be able to fully fund the Financing Uses without breaching the terms of the Merger Agreement or the Debt Commitment Letter or causing the failure of any condition set forth in the Merger Agreement or Debt Commitment Letter, (ii) such reduced amount is actually funded as and when due and not returned, and (iii) in no event may the Commitment or the Co-Investor Commitment be reduced in a manner that would reasonably be expected to adversely affect the timely consummation of the Transactions. The Commitment is a new cash equity commitment of PC only and does not include the value of any shares of Company Common Stock held by PC or PAHC immediately prior to the Effective Time, which shares are Excluded Shares and shall remain outstanding in accordance with Section 2.01(b) of the Merger Agreement.

2. Conditions. The obligation of PC to fund or cause the funding of the Commitment is subject to (a) the execution and delivery of the Merger Agreement by the Company and Buyer, (b) the satisfaction or waiver of each of the conditions set forth in Section 6.01 and Section 6.02 of the Merger Agreement (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, provided such conditions are capable of being satisfied if the Closing were to occur at such time), (c) the substantially contemporaneous consummation of the Closing, (d) the substantially contemporaneous funding by Co-Investor of its commitment under the Co-Investor ECL in accordance with the terms thereof (provided, however, that the failure of the condition set forth in this clause (d) shall not limit or impair the ability of the Company to enforce the obligations of PC under, and in accordance with, this Letter Agreement if (x) the Company is also enforcing the obligations of the Co-Investor to fund the Co-Investor Commitment pursuant to the Co-Investor ECL or (y) the Co-Investor has confirmed in writing that it is prepared to satisfy its obligations to fund the Co-Investor Commitment pursuant to the Co-Investor ECL substantially concurrently with the funding of the Commitment pursuant to this Letter Agreement), and (e) the proceeds of the Debt Financing (or, if applicable, any Alternative Financing) being funded or being available to be funded in accordance with the terms thereof if the Commitment is funded.

3. Termination. This Letter Agreement and PC's obligations herein shall terminate automatically and immediately upon the earliest to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the date on which the Company or any of its controlled Affiliates or any of their respective successors or assigns asserts in any litigation or other proceeding any claim against Buyer, PC, or any Non-Recourse Party (as defined below) under or in connection with the Merger Agreement, this Letter Agreement, the Limited Guarantee, any other Ancillary Document or the Transactions (other than a Retained Claim, as defined in the Limited Guarantee (as defined below), including, for the avoidance of doubt, any claim by the Company in its capacity as a third-party beneficiary hereunder to specifically enforce any provision of this Letter Agreement, in accordance with the terms of this Letter Agreement);

provided, however, that, solely in the case of the assertion in any litigation or other proceeding by the Company or any of its controlled Affiliates or any of their respective successors or assigns of a claim prohibited by clause (b) above (other

than a Designated Prohibited Claim (as defined below), a Knowing Prohibited Claim (as defined below) or a Repeat Prohibited Claim (as defined below)) (any such claim, an "Other Claim"), this Letter Agreement shall not terminate pursuant to clause (b) above solely as a result of the assertion of such Other Claim unless (x) PC delivers written notice to the Company specifying in reasonable detail such Other Claim and (y) such Other Claim is not withdrawn within five (5) Business Days following the Company's receipt of such written notice;

provided, further, that no notice or opportunity to withdraw shall be required, and this Letter Agreement and PC's obligations hereunder shall terminate automatically and immediately pursuant to clause (b) above, with respect to (i) any claim challenging the legality, validity or enforceability, in whole or in part, of the provisions of the Limited Guarantee limiting PC's liability to its Guarantor Percentage of the Obligation and the Cap or the provisions of Section 9 or Section 10 thereof, (ii) any claim asserting that PC is liable for any amount in excess of its Guarantor Percentage of the Obligation or the Cap under the Limited Guarantee, or in excess of the Commitment under this Letter Agreement, (iii) any claim seeking to invalidate, set aside or circumvent any express limitation on liability or recourse under this Letter Agreement, the Limited Guarantee, the Merger Agreement or any other Ancillary Document (any claim described in clauses (i) through (iii), a "Designated Prohibited Claim"), (iv) any prohibited claim asserted by the Company or any of its controlled Affiliates or any of their respective successors or assigns with actual knowledge by the party asserting such claim that such claim is prohibited by clause (b) above (any claim described in this clause (iv), a "Knowing Prohibited Claim") or (v) any claim prohibited by clause (b) above asserted by any such Person after such prohibited claim was previously asserted by any such Person and withdrawn pursuant to the notice and withdrawal procedure specified in the immediately preceding proviso (a "Repeat Prohibited Claim");

provided, further, that if, following delivery of the written notice described above, any Other Claim is not withdrawn within such five (5) Business Day period, this Letter Agreement and PC's obligations hereunder shall terminate automatically, without further notice or action by any Person, retroactive to the time such Other Claim was first asserted, and the consequences of termination set forth in the final sentence of this Section 3 shall apply;

provided, further, that while the Company may, prior to the valid termination of the Merger Agreement, pursue both a grant of specific performance and the Buyer Termination Fee, under no circumstances will the Company, directly or indirectly, be permitted or entitled to receive both (i) a grant of specific performance that results in a Closing (including to cause the Equity Financing to be funded), on the one hand, and (ii) any monetary damages whatsoever or the Buyer Termination Fee (plus the Company Recovery Costs, if any), on the other hand, (c) the valid termination of the Co-Investor ECL pursuant to clause (b) of Section 3 thereof (other than as a result of the funding of the Commitment (as defined therein) in accordance with the terms thereof), and (d) the

consummation of the Closing in accordance with the Merger Agreement. Upon any termination of this Letter Agreement, all obligations hereunder will terminate and no Person shall have any liability hereunder to any other Person.

4. Assignment. No rights or obligations hereunder, including, without limitation, PC's obligation to fund the Commitment, may be transferred or assigned, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the Company; provided, that PC may assign all or a portion of its obligation to fund the Commitment to any direct or indirect wholly owned subsidiary of PC without the Company's consent; provided, further, that no assignment shall relieve PC of its obligations under this Letter Agreement, including, without limitation, the obligation to fund the Commitment. PC shall give written notice to the Company of any assignment pursuant to this Section 4 that is effected prior to the Closing as promptly as practicable thereafter (and in no event more than two (2) Business Days thereafter). The Company's granting of consent in a given instance shall not constitute a waiver of this requirement as to any subsequent transfer or assignment. In the event of any assignment by PC, all representations, warranties and covenants of PC set forth herein shall be deemed to be, to the extent of such assignment, those of the applicable assignee. Any purported assignment of any rights or obligations hereunder other than in accordance with this paragraph shall be null and void *ab initio*. Subject to the preceding sentences, this Letter Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns. The Company is an express third-party beneficiary of this Section 4.

5. Enforceability. This Letter Agreement shall be binding on and solely for the benefit of and enforceable by PC and Buyer, and nothing set forth in this Letter Agreement shall be construed to confer upon or give to any other Person (including, without limitation, the Company, or any of its Affiliates or creditors) any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Buyer to enforce, the Commitment or any provisions of this Letter Agreement, except that (a) the Company is an express third-party beneficiary of, and is entitled to directly enforce against PC, Buyer's right to cause the funding of the Commitment on the terms, and subject to the conditions, of this Letter Agreement, (b) without limiting the foregoing, the Company is an express third-party beneficiary of Section 4 (*Assignment*), this Section 5 (*Enforceability*), Section 11 (*Confidentiality*) and Section 14 (*Amendments and Waivers*) and is intended to benefit therefrom, and (c) each Non-Recourse Party is a third-party beneficiary of this Letter Agreement solely for the purpose of Section 6 hereof. Without limiting the foregoing, notwithstanding anything in this Letter Agreement or the Merger Agreement to the contrary, PC acknowledges and agrees that (i) Buyer shall be entitled to specifically enforce the obligations of PC to satisfy the Commitment when all of the conditions to funding the Commitment set forth in this Letter Agreement have been satisfied, and (ii) the Company is entitled to specifically enforce PC's obligations directly against PC to the full extent hereof in connection with the Company's exercise of its rights under and in accordance with Section 8.08(b) of the Merger Agreement and, in connection therewith, the Company has the right to obtain an injunction, or other appropriate form of specific performance or equitable relief, to cause Buyer to cause, or

to directly cause, PC to satisfy the Commitment in accordance with the terms and conditions of this Letter Agreement. Each party hereto hereby waives any requirement for the security or posting of any bond in connection with such remedies. The election to pursue an injunction, specific performance or other equitable relief shall not restrict, impair or otherwise limit the Company from, in the alternative, seeking to terminate the Merger Agreement and pursuing any other remedy available at law or equity permitted under the terms of the Merger Agreement or any Ancillary Document, including the Buyer Termination Fee. Each party hereto agrees that it will use reasonable best efforts to cooperate with the other parties to this Letter Agreement in seeking and agreeing to an expedited schedule in any litigation seeking an injunction or order of specific performance. PC acknowledges that the Company has specifically relied on this Letter Agreement in determining to enter into the Merger Agreement.

6. No Recourse. Notwithstanding anything else expressed or implied in this Letter Agreement or any document or instrument delivered in connection herewith, the parties hereto, by their acceptance of the benefits of this Letter Agreement, acknowledge and agree that no Person other than the parties hereto shall have any obligation or liability under this Letter Agreement, and, other than with respect to the parties hereto, no recourse hereunder shall be had against any former, current or future director, officer, employee, agent, general or limited partner, manager, member, equityholder, other direct or indirect beneficial owner, Affiliate or assignee of PC (other than Buyer) or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, equityholder, other direct or indirect beneficial owner, Affiliate or assignee of any of the foregoing (collectively, "Non-Recourse Parties"), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law or otherwise, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Recourse Party for any obligations of PC under this Letter Agreement or any documents or instruments delivered in connection herewith or for any claim based on, in respect of, or by reason of such obligation or its creation; provided that, notwithstanding anything to the contrary herein or in any document or instrument delivered in connection herewith, nothing in this Section 6 shall affect or in any way limit (a) any rights with respect to the Retained Claims, (b) any claims against PC under this Letter Agreement in accordance with its terms or (c) the obligations of any Non-Recourse Party under any agreement entered into in connection with the transactions contemplated by the Merger Agreement to which such Non-Recourse Party is a party.

7. Limited Guarantee. Concurrently with the execution and delivery of this Letter Agreement, PC is executing and delivering to the Company a Limited Guarantee related to the performance by Buyer of certain payment obligations to the Company under the Merger Agreement (the "Limited Guarantee"). The Company's remedies against PC pursuant to and in connection with the Limited Guarantee, subject to the terms and conditions hereof and thereof, shall be the sole and exclusive remedies available to the Company, its security holders and Affiliates against PC and any Non-Recourse Party in respect of any liabilities, obligations or damages (including consequential, indirect or punitive damages, and whether at law, in equity or otherwise) arising under, or in

connection with, this Letter Agreement, the Limited Guarantee or the Merger Agreement or any other Ancillary Document, the transactions contemplated thereby, or the negotiation hereof or thereof, or the breach hereof or thereof, whether or not such breach is caused by PC's breach of its obligations under this Letter Agreement, except (a) with respect to any applicable Retained Claims and (b) the Company's right to specific performance as a third-party beneficiary of this Letter Agreement in accordance with the terms of this Letter Agreement.

8. Representations and Warranties. PC hereby represents and warrants with respect to itself to Buyer that (a) PC is duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its jurisdiction of organization and is duly qualified to conduct business, and is in good standing, in each other jurisdiction where the ownership of its properties or the conduct of its business makes such qualification necessary, (b) PC has full power and authority to execute, deliver and perform its obligations under this Letter Agreement, (c) the execution, delivery and performance of this Letter Agreement by PC have been duly authorized and approved by all necessary corporate action on the part of PC, and no other proceedings on its part are necessary to authorize this Letter Agreement, (d) this Letter Agreement has been duly and validly executed and delivered by PC and constitutes a valid and legally binding obligation of PC enforceable against PC in accordance with its terms, subject to the Enforceability Exception, (e) the execution, delivery and performance of this Letter Agreement by PC does not and will not conflict with, violate the terms of or result in a default or the acceleration of any obligation under (i) any provision of the organizational documents of PC, (ii) any Law or Judgment applicable to PC or (iii) any Contract, commitment or other instrument to which PC is a party or is bound, except in the case of this clause (iii), as would not, individually or in the aggregate, reasonably be expected to prevent or delay beyond the Outside Date, materially interfere with, materially hinder or materially impair (x) the consummation of the Transactions on a timely basis or (y) the compliance by PC with its obligations under this Letter Agreement, (f) PC has, and will continue to have, and shall maintain, all funds necessary for PC to fulfill its obligations under this Letter Agreement for so long as this Letter Agreement shall remain in effect in accordance with the terms hereof, and (g) all consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Letter Agreement by PC have been obtained or made and all conditions thereof have been duly complied with, and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery or performance of this Letter Agreement.

9. Governing Law; Jurisdiction; Venue; Waiver of Jury Trial. Section 8.07 (*Governing Law; Jurisdiction*) and Section 8.15 (Waiver of Jury Trial) of the Merger Agreement are incorporated herein and shall apply *mutatis mutandis*.

10. Counterparts. This Letter Agreement may be executed in any number of counterparts (including by means of electronically transmitted portable document format (.pdf) signature pages) each of which when executed shall be deemed to be an original, and all of which taken together shall constitute one and the same instrument.

11. Confidentiality. This Letter Agreement shall be treated as confidential and is being provided to Buyer solely in connection with the Merger Agreement and the transactions contemplated thereby. This Letter Agreement may not be used, circulated, quoted or otherwise referred to in any document (other than the Merger Agreement, the Limited Guarantee, Other Guarantee, Co-Investor ECL and other Ancillary Documents), except with the written consent of PC; provided that (a) Buyer may provide this Letter Agreement to the Company (so long as the Company agrees to keep, and agrees to cause its directors, officers, employees, partners, advisors and other representatives to keep, this Letter Agreement confidential), (b) PC and Buyer may disclose this Letter Agreement to the extent required (i) by applicable Law, Judgment, court process or any obligations pursuant to any listing agreement with, or the rules and regulations of, any applicable securities exchange, securities quotation system or other listing authority or (ii) to commence or defend any action to enforce this Letter Agreement in accordance with Section 5 hereof, and (c) the Company may disclose this Letter Agreement (i) to Affiliates and Representatives who are directed to maintain its confidentiality, (ii) to the extent required by applicable Law, Judgment, court process or any obligations pursuant to any listing agreement with, or the rules and regulations of, any applicable securities exchange, securities quotation system or other listing authority, (iii) in connection with filings, approvals and rulings to be obtained from any Governmental Authority (it being understood that any such filing may include the filing of a copy of this Letter Agreement and the Limited Guarantee), including in the Proxy Statement, the Schedule 13E-3 or any other filing with any Governmental Authorities relating to the Merger or the Transactions, and (iv) in connection with the enforcement of any rights or remedies under this Letter Agreement, the Limited Guarantee, the Co-Investor ECL, the Other Guarantee, any Support Agreement, the Confidentiality Agreement, the Merger Agreement or any other Ancillary Documents in each case, subject to the terms hereof and thereof; provided, further, that, to the extent reasonably practicable and not prohibited by applicable Law, Judgment, court process or such listing agreement, rules or regulations, the party proposing to make any disclosure pursuant to clause (b)(i) shall provide the other party with a reasonable opportunity to review and comment upon such disclosure prior to its issuance. The Company is an express third-party beneficiary of this Section 11.

12. Entire Agreement. This Letter Agreement, the Merger Agreement, the Confidentiality Agreement, the Co-Investor ECL, the Support Agreements, the Limited Guarantee, the Other Guarantee and other Ancillary Documents, together constitute the entire agreement with respect to the subject matter hereof and supersede any and all prior and contemporaneous discussions, negotiations, proposals, undertakings and agreements, whether written or oral, between Co-Investor, PC or any of their respective Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, with respect to the subject matter hereof.

13. No Third-Party Beneficiaries. Except for the provisions of this Letter Agreement that reference Non-Recourse Parties (each of which shall be for the benefit of and enforceable by each Non-Recourse Party), the Company's express third-party beneficiary rights under Section 4, Section 5, Section 11 and Section 14 of this Letter

Agreement and the Special Committee's express third-party beneficiary rights under Section 19, the parties hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Letter Agreement, and this Letter Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

14. Amendments and Waivers. This Letter Agreement may not be amended or waived except by an instrument in writing and signed by the parties hereto, the Co-Investor and the Company. Notwithstanding the foregoing, no failure or delay by any Person in exercising any right hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. The Company and the Co-Investor are express third-party beneficiaries of this Section 14.

15. Severability. Any term or provision of this Letter Agreement that is held invalid or unenforceable in any jurisdiction shall be, as to such jurisdiction, ineffective solely to the extent of such invalidity or unenforceability without invalidating the remaining provisions hereof; provided that this Letter Agreement may not be enforced (i) except in accordance with the terms, and subject to the conditions, set forth in Section 5 or (ii) without giving effect to the limitation set forth in the proviso to the first sentence and the second sentence of Section 1 and to the provisions of Sections 2, 3, 6 and 7 hereof.

16. Interpretation. All parties acknowledge that each party and its counsel have reviewed this Letter Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Letter Agreement.

17. Headings. Section headings in this Letter Agreement are for convenience of reference only and shall not govern the interpretation of any provision of this Letter Agreement.

18. Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, emailed (provided no "bounce back" or similar message of non-delivery is received) or sent by overnight courier (providing proof of delivery) to the party at the following addresses:

If to PC, to it at:

Penske Corporation.
2555 Telegraph Road
Bloomfield Hills, MI 48302
Attention: Larry Bluth
Email: [***]

with a copy (which shall not constitute notice) to:

Jones Day
250 Vesey Street
New York, New York 10281
Attention: Andrew M. Levine;
Zachary R. Brecheisen
Justin T. Roland
Email: [***];
[***]
[***]

If to Buyer, to it at:

Motown Acquisition Corp.
c/o Penske Corporation
2555 Telegraph Road
Bloomfield Hills, Michigan 48302
Attention: Lawrence N. Bluth
Email: [***]

with a copy to:

Mitsui & Co., Ltd.
2-1, Otemachi 1-chome,
Chiyoda-ku, Tokyo 100-8631, Japan
Attention: Hidenori Yamano
Email: [***]

with copies (which shall not constitute notice) to:

Jones Day
250 Vesey Street
New York, New York 10281
Attention: Andrew M. Levine;
Zachary R. Brecheisen;
Justin T. Roland
Email: [***];
[***];
[***]

Debevoise & Plimpton LLP
66 Hudson Boulevard East
New York, New York 10001
Attention: William D. Regner;
Ezra Borut

Email: [***];
[***]

or such other address or email address as such party may hereafter specify by like notice to the other parties. All such notices, requests and other communications will be deemed received on the date of actual receipt by the recipient thereof.

19. Special Committee Approval. Notwithstanding anything to the contrary herein, no action shall be taken by or on behalf of the Company in connection with its third-party beneficiary rights under or with respect to this Letter Agreement without the approval or authorization of the Special Committee. The Special Committee is an express third-party beneficiary of this Section 19.

[*Rest of Page Left Intentionally Blank*]

Very truly yours,

PENSKE CORPORATION

By: /s/ J. Patrick Conroy
Name: J. Patrick Conroy
Title: Executive Vice President, Chief Financial Officer

Acknowledged and agreed as of
the date first above written:

MOTOWN ACQUISITION CORP.

By: /s/ J. Patrick Conroy
Name: J. Patrick Conroy
Title: Vice President